Exhibit 99.1

19 October 2021

Tremor International Ltd

(“Tremor” or the “Company”)

Strategic Acquisition Strengthens Tremor’s End-to-End CTV & Video Technology Stack

$14.7 million acquisition of Spearad, a TV media management platform and ad server, to be integrated with Unruly

Tremor International Ltd. (NASDAQ/AIM: TRMR), a global leader in Video and Connected TV (‘CTV’) advertising, announces the strategic acquisition of Spearad, a global CTV Video ad server and media management platform purpose-built for broadcasters and TV content companies to deliver seamless TV-like experiences in CTV and Over-the-Top (‘OTT’) environments, with the same advanced controls and capabilities of linear TV (the “Acquisition”).

The consideration for the Acquisition is $14.7 million, of which $11.0 million is being satisfied from the Company’s existing cash reserves, with the remaining $3.7 million being satisfied by the issue of 370,000 ordinary shares of NIS 0.01 in the Company, subject to transfer and other contractual restrictions to be released gradually over a three-year period (the “Consideration Shares”).

Spearad’s ad server technology will be integrated into Tremor’s Unruly SSP, enabling CTV header bidding, channel inventory and ad pod management – complementing the Company’s existing robust end-to-end technology stack, which also includes the Tremor Video DSP.

Ofer Druker, Chief Executive Officer of Tremor, commented:

“Tremor’s consistent, primary focus on video and CTV has proven prescient in today’s market, leading to meaningful growth across our exchange and putting us ahead of platforms only recently evolving from display. The Acquisition further strengthens our leadership position as a video-first end-to-end platform, which provides real efficiencies for global advertisers, media companies and broadcasters in an ecosystem increasingly centred on Connected TV.

We’re excited to welcome Spearad to Tremor, as well as its founders, Erhard Neumann and Mark Thielen – with their deep expertise in addressable TV – to our leadership team.”

Spearad’s technology platform and its proprietary data assets enable publishers to centrally manage both direct-sold and programmatic campaigns and improve ad pod monetization. Spearad was founded in 2019, in Germany, by Erhard Neumann and Mark Thielen. Its customer base spans Europe, the US and Asia.

Erhard Neumann, Chief Executive Officer of Spearad, added:

“We are delighted to join Tremor’s CTV team to offer complete media management solutions through a fully integrated SSP and ad server. With CTV viewership reaching an all-time high, this integration couldn’t come at a better time. We look forward to our partnership with the Tremor team and working on the next generation of features that we believe will ultimately propel the industry forward.”

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	Via Vigo Consulting
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Vigo Consulting Jeremy Garcia Antonia Pollock Kate Kilgallen	Tel: +44 20 7390 0230 tremor@vigoconsulting.com

The information contained within this announcement is deemed by the Company to constitute inside information.

Admission and Total Voting Rights

Application has been made for the 370,000 Ordinary Shares to be admitted to trading on AIM ("Admission") and dealings are expected to commence on 22 October 2021.

The Consideration Shares will rank pari passu with the existing issued Ordinary Shares and will have the right to receive all dividends and other distributions declared, made or paid in respect of the Ordinary Shares following Admission.

The total number of Ordinary Shares in issue following Admission will be 182,120,276 including 28,891,296 Ordinary Shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon). The Company holds these dormant shares in Treasury. Accordingly, the figure of 153,228,980 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

About Tremor International

Tremor International is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV.  Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the potential benefits associated with the acquisition of Spearad, continued shift in the industry towards programmatic buying, the growth of video and CTV, benefits of any of Tremor’s or Unruly’s commercial partnerships and any other statements related to its future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavorable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form F-1, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on June 17, 2021. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor and Unruly, and the Tremor and Unruly logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.